
10031353

UNITED STATE
SECURITIES AND EXCHANGE
Washington, D.C. 20549

MB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. Korth & Company Limted Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 Centurion Drive, Suite 200
(No. and Street)

Lansing	MI	48917
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan, PC
(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave., Suite 1	Lansing	MI	48912
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Korth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.W. Korth & Company Limited Partnership, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. W. KORTH & COMPANY LIMITED PARTNERSHIP

REPORT ON FINANCIAL STATEMENTS
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission
and agreed upon procedures required by SIPC)

YEAR ENDED DECEMBER 31, 2009

CONTENTS


Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT AUDITORS' REPORT

General and Limited Partners
J. W. Korth & Company Limited Partnership

We have audited the accompanying statement of financial condition of J. W. Korth & Company Limited Partnership as of December 31, 2009, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. W. Korth & Company Limited Partnership as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maner Costerisan PC

February 26, 2010

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS	
Cash and cash equivalents:	$ 202,196
Securities owned, at fair value	628,858
Accrued interest receivable	18,124
Other receivables	2,993
Deposit with clearing organization	100,000
Prepaid expenses	25,618
Total current assets	977,789
FURNTIURE AND EQUIPMENT, less accumulated depreciation	10,713
GOODWILL	110,000
SECURITY DEPOSITS	6,897
TOTAL ASSETS	$ 1,105,399

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Accounts payable	$ 70,998
Commissions payable	99,099
Due to clearing broker	52,847
Due to limited partners	51,743
Total current liabilities	274,687
PARTNERS' CAPITAL	830,712
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 1,105,399

See notes to financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Trading profits	$ 3,093,183
Commissions	34,946
Interest Income	84,129
Other	10,395
Total revenues	3,222,653
EXPENSES:	
Salaries	383,743
Commissions	1,513,266
Guranteed payments to partners	322,462
Employee benefits	98,191
Payroll taxes	100,379
Outside services	148,279
Clearing costs	90,514
Interest	7,675
Legal and professional fees	68,270
Occupancy	95,387
Licenses and registrations	14,574
Dues and subscriptions	6,735
Office expenses	86,196
Marketing and advertising	32,767
Travel, meals, and entertainment	32,627
Depreciation	13,000
Customer fees	9,124
Regulatory fees	25,097
Total expenses	3,048,286
Income before Michigan business tax	174,367
MICHIGAN BUSINESS TAX	15,000
NET INCOME	$ 159,367

See notes to financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2009

Partners' capital, January 1, 2009	$ 605,439
Capital contributions from partners	149,688
Distributions to partners	(83,782)
Net income	159,367
Partners' capital, December 31, 2009	$ 830,712

See notes to financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	
Cash flows from operating activities:	
Net income	$ 159,367
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	13,000
Receivables	3,251
Prepaid expenses	(3,364)
Accounts payable	52,800
Acrued interest receivable	2,437
Security deposits	(949)
Due to limited partners	47,012
Due to clearing broker	(409,269)
Commissions payable	32,526
Total adjustments	(262,556)
Net cash provided (used) by operating activities	(103,189)
Cash flows used in investing activities:	
Decrease in securities owned, at fair value	238,274
Purchases of property and equipment	(14,549)
Net cash provided (used) by investing activities	223,725
Cash flows from financing activities:	
Capital contributions from partners	149,688
Distributions to partners	(83,782)
Net cash provided (used) by financing activities	65,906
NET INCREASE IN CASH AND CASH EQUIVALENTS	186,442
CASH AND CASH EQUIVALENTS:	
Beginning of year	15,754
End of year	$ 202,196
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 7,675

See notes to financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables - Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Goodwill - In accordance with Statements of Financial Accounting Standards No. 142, goodwill is not amortized since it has an indefinite life. Instead, it is tested annually for impairment. During the year ended December 31, 2009, there were no changes in the carrying amount of goodwill.

Revenue recognition - Securities transactions and related revenues are recorded on a trade date basis and are normally settled within 30 days.

Furniture, equipment and depreciation - Furniture and equipment are recorded at cost and are depreciated over estimated useful lives of three to seven years. Management annually reviews these assets to determine whether carrying values have been impaired. Ordinary maintenance and repairs are expensed.

Income taxes - No provision for federal income taxes is required since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests. The Partnership incurs state income taxes and the financial statements included a provision for Michigan Business Tax amounting to $15,000.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising The Partnership expenses advertising costs as incurred.

Liabilities subordinated to claims of general creditors - The Partnership does not have any liabilities subordinated to claims of general creditors.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

J.W. Korth & Company Limited Partnership (the "Partnership") is a securities broker dealer and is registered with the Securities Exchange Commission and the states of Michigan, Florida, Maryland, and various other states. The Company is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. Unless sooner terminated by law or as provided in the limited partnership agreement, the Partnership will terminate on December 31, 2040.

The Company has entered into a membership agreement with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Company must refrain from holding customer funds or safe-keeping customer securities.

The Partnership clears all transactions with and for customers on a fully-disclosed basis with RBC Drain Correspondent Services. Pursuant to the clearing agreement, the Partnership is required to maintain a clearing deposit of $100,000.

The Partnership is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Partnership to concentrations of credit risk, consist principally of cash, receivables, and securities owned.

The Partnership deposits its cash with FDIC insured financial institutions and has cash on deposit with the clearing broker. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Receivables were substantially collected subsequent to year-end and are likewise considered subject to minimal risk. See Note 3 regarding disclosure about fair value of securities owned.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions.

The Partnership transacts proprietary security transactions on a margin basis. In margin transactions, the Partnership is extended credit by the Partnership's clearing broker, collateralized by cash and securities in the Partnership's accounts. Such transactions may expose the Partnership to significant off-balance-sheet risk.

The Partnership evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through the auditors' opinion date.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - SECURITIES OWNED AND FAIR VALUE MEASUREMENT

Securities owned are considered trading securities and consist of the following at December 31, 2009:

	Face value	Cost	Fair value	Unrealized loss
Fixed income securities	$ 1,192,400	$ 738,117	$ 628,858	$ (109,259)

The Partnership is subject to accounting standards that establish a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy are described below.

Level 1: Quoted prices in active markets for identical securities.

Level 2: Prices determined using other significant observable inputs. Observable inputs are inputs that other market participants may use in pricing a security. These may include prices for similar securities, interest rates, prepayment speeds, credit risk and others.

Level 3: Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable or deemed less relevant (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Association's own assumptions about the factors market participants would use in pricing an investment and would be based on the best information available.

The following is a market value summary by the level of the inputs used, as of December 31, 2009, in evaluating the Partnership's assets carried at fair value. The inputs or methodology used for valuing securities may not be an indication of the risk associated with investing in those securities.

	Level 1	Level 2	Level 3	
Description	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total December 31, 2009
Securities owned	$ -	$ 628,858	$ -	$ 628,858

NOTE 4 - FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture and equipment consists of the following at December 31, 2009:

Furniture and equipment	$	43,092
Less accumulated depreciation		32,379
Net furniture and equipment	$	10,713
Depreciation expense	$	13,000

NOTE 5 - LEASES

The Partnership leases office space in Miami, Florida, Lansing, Michigan, Orlando, Florida, and Easton, Maryland under operating leases that expire at various times through 2012.

The following is a schedule of future minimum lease payments required under the non-cancelable operating leases as of December 31, 2009:

Year		Amount
2010	$	83,501
2011		36,734
2012		17,895
	$	138,130

NOTE 6 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Partnership had regulatory net capital of $600,168 and a minimum regulatory net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital was .46 to 1.

NOTE 7 - RETIREMENT PLAN

The Partnership maintains a salary reduction simplified employee pension plan which covers substantially all employees and is qualified under Section 408(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute up to 25% of gross compensation up to a maximum determined by the Internal Revenue Code. Company contributions to the plan are discretionary and determined by the Managing Partner. The Company contributed approximately $7,300 to the plan for 2009.

NOTE 8 - CONTINGENCY

The Partnership has been named along with several other parties and is currently in the process of defending against a claim relating to its purchase in 2007 of certain assets of Cambridge Group Investments Ltd. The claimants are seeking to recover their alleged initial investment of approximately $780,000 plus other unspecified damages. The Partnership believes that the claim is without merit, has answered the arbitration statement of claim denying all liability and will defend the matter vigorously on various legal and factual grounds. As of the date of these financial statements, the legal process was in the early stages and, accordingly, the Partnership is unable to determine with any certainty whether a loss will be incurred.

SUPPLEMENTARY INFORMATION

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

NET CAPITAL:		
Total partners' capital		$ 830,712
Deductions and/or charges:		
Non-allowable assets:		
Other receivables	$ 2,993	
Security deposits	6,897	
Goodwill	110,000	
Property and equipment	10,713	
Prepaid expenses	25,618	
Net capital before haircuts on securities positions		156,221
Haircuts on securities		74,323
Net capital		$ 600,168
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable		$ 70,998
Accrued compensation and related expenses		99,099
Due to clearing broker		52,847
Due to limited partner		51,743
Total aggregate indebtedness		$ 274,687
Computation of basic net capital requirement:		
Minimum net capital required (Aggregate indebtedness $274,687 x 6 2/3%)		$ 18,312
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (greater of the two above amounts)		$ 100,000
Excess net capital		$ 500,168
Ratio of aggregate indebtedness to net capital		.46:1
Reconciliation with Partnership's computation (included in Part IIA of Form X-17a-5 as of December 31, 2009)		
Net capital as reported in Partnership's Part IIA unaudited FOCUS Report		$ 613,922
Decrease in haircuts		9,674
Increase in non-allowable assets		(23,428)
Net capital		$ 600,168


Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

Report on Internal Control Required by
SEC Rule 17a-5

Board of Directors
J. W. Korth & Company Limited Partnership

In planning and performing our audit of the financial statements and supplemental schedule of J. W. Korth & Company Limited Partnership (the Partnership), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 26, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Maner Costerisan PC

February 26, 2010



Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
J. W. Korth & Company Limited Partnership

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by J. W. Korth & Company Limited Partnership and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating J. W. Korth & Company Limited Partnership's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). J. W. Korth & Company Limited Partnership's management is responsible for the J. W. Korth & Company Limited Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers including client prepared financial statements noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers and client prepared financial statements supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied (none) to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maner Costerisan PC

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042712
JW KorThCo LTD
6500 Centurion Dr Suite 200
Lansing MI 48917

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6329-

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2178-)

*
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 4,151

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,151

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JW KorTh +Co
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12 day of Feb , 20 10 .

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 2,601,898-
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-
(2) Net loss from principal transactions in securities in trading accounts.		-
(3) Net loss from principal transactions in commodities in trading accounts.		-
(4) Interest and dividend expense deducted in determining item 2a.		-
(5) Net loss from management of or participation in the underwriting or distribution of securities.		-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-
(7) Net loss from securities in investment accounts.		-
Total additions		-0-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		8,229
(2) Revenues from commodity transactions.		-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		57,061
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 5035-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -	
Enter the greater of line (i) or (ii)		5035
Total deductions		70,325
2d. SIPC Net Operating Revenues		$ 2,531,573-
2e. General Assessment @ .0025		$ 6,329-

(to page 1 but not less than $150 minimum)